Exhibit 12.1

Forest City Enterprises, Inc.
Statement regarding the Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	October 31,	January 31,
	2004	2004	2003	2002	2001	2000

Earnings:
Earnings from continuing operations before income taxes and extraordinary gain (excluding equity in earnings of unconsolidated entities)	$48,490	$35,296	$39,037	$97,238	$80,807	$46,565

Adjustments to earnings:
Interest incurred, net of capitalized interest	191,292	199,155	177,149	178,966	182,544	139,866
Amortization of loan procurement costs	10,655	10,445	8,573	6,532	12,341	5,116
Previously capitalized interest amortized into earnings	5,341	6,582	6,002	5,466	4,925	4,791
Cash distributions from unconsolidated entities	64,779	70,335	103,734	69,213	82,100	66,679
Portion of rents representative of interest factor	5,401	9,343	8,970	10,135	8,382	5,533
Earnings, as adjusted	$325,958	$331,156	$343,465	$367,550	$371,099	$268,550

Fixed charges:
Interest incurred, net of capitalized interest	191,292	199,155	177,149	178,966	182,544	139,866
Interest capitalized	32,360	32,941	30,212	31,716	21,433	27,440
Amortization of loan procurement costs	10,655	10,445	8,573	6,532	12,341	5,116
Portion of rents representative of interest factor	5,401	9,343	8,970	10,135	8,382	5,533
Total fixed charges	$239,708	$251,884	$224,904	$227,349	$224,700	$177,955

Ratio of earnings to fixed charges (a)	1.36	1.31	1.53	1.62	1.65	1.51

(a)	The Company has other earnings from operations, principally from depreciation and amortization, that are available to cover fixed charges.